UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 1-9059

Barrick Gold Corporation

(Registrant’s name)

Brookfield Place, TD Canada Trust Tower, Suite 3700

161 Bay Street, P.O. Box 212

Toronto, Ontario M5J 2S1 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F  ☒

INCORPORATION BY REFERENCE

Exhibit 99.1 to this report on Form 6-K is furnished, not filed, and will not be incorporated by reference into any registration statement.

Exhibit 99.2 to this report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (File No. 333-206417), Form S-8 (File Nos. 333-121500, 333-131715, 333-135769, 333-224560) and Form F-10 (File No. 333-271603).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION

Date: November 7, 2024	By:	/s/ Poupak Bahamin
	Name:	Poupak Bahamin
	Title:	General Counsel

EXHIBIT INDEX

Exhibits	Description

99.1	2024 Q3 Report Press Release dated November 7, 2024

99.2	Barrick Gold Corporation’s Comparative Unaudited Financial Statements prepared in accordance with International Financial Reporting Standards and the notes thereto for the three and nine months ended September 30, 2024 and Management’s Discussion and Analysis for the same periods